INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. THIS PROSPECTUS SUPPLEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                 FILE PURSUANT TO RULE 424(b)(2)
                                                      REGISTRATION NO. 333-43177

PROSPECTUS SUPPLEMENT                                      SUBJECT TO COMPLETION
(TO PROSPECTUS DATED JANUARY 7, 1998)                          FEBRUARY 26, 1998
                                  $100,000,000

                                Health Care REIT
                                     [Logo]
                                % NOTES DUE 2008
                               ------------------
    Interest on the    % Notes due 2008 (the "Notes") is payable on March 15 and
September 15 of each year, commencing September 15, 1998. See "Description of the Notes." The Notes do not provide for a sinking fund. The Notes are unsecured obligations of the Company and will rank equally with all other unsecured and senior indebtedness of the Company. The Notes are redeemable at any time by the Company, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest to the redemption date and (ii) the Make-Whole Amount (as defined herein), if any. The Notes will contain certain restrictions on the Company's ability to incur additional indebtedness. See "Description of the Notes -- Certain Covenants."

    The Notes will be represented by one or more Global Securities (defined in the accompanying Prospectus dated January 7, 1998) registered in the name of The Depository Trust Company ("DTC") or its nominee. Interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described in the Prospectus Supplement in "Description of the Notes -- Book-Entry System," Notes in definitive form will not be issued. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore settle in immediately available funds. See "Description of the Notes -- Book-Entry System" in the Prospectus Supplement.
                               ------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=====================================================================================================================
                                                    PRICE                 UNDERWRITING               PROCEEDS
                                                      TO                 DISCOUNTS AND                  TO
                                                    PUBLIC               COMMISSIONS(1)             COMPANY(2)
---------------------------------------------------------------------------------------------------------------------
Per Note..................................                 %                        %                        %
---------------------------------------------------------------------------------------------------------------------
Total.....................................       $                        $                        $
=====================================================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated expenses of $200,000 payable by the Company.
                               ------------------
    The Notes are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that
delivery of the Notes will be made on or about March   , 1998, through the
book-entry facilities of DTC against payment therefor in immediately available funds.

BT ALEX. BROWN
                     NATIONSBANC MONTGOMERY SECURITIES LLC
                                                            SALOMON SMITH BARNEY

            THE DATE OF THIS PROSPECTUS SUPPLEMENT IS MARCH   , 1998

                                   PROPERTIES

     The following table sets forth certain information regarding the facilities that comprise the Company's investments as of December 31, 1997.

                                         NUMBER OF     NUMBER OF         TOTAL        ANNUALIZED
           FACILITY LOCATION             FACILITIES    BEDS/UNITS    INVESTMENT(1)    INCOME(2)
           -----------------             ----------    ----------    -------------    ----------
                                                                           (IN THOUSANDS)
NURSING FACILITIES:
  Arizona..............................       3             351        $ 16,959        $ 2,025
  California...........................       1             122           3,872            444
  Colorado.............................       1             180           6,346            680
  Connecticut..........................       2             240          14,956          1,462
  Florida..............................       2             240           9,332          1,088
  Idaho................................       3             404          19,857          2,174
  Indiana..............................       1              50           1,058            168
  Kentucky.............................       1              92           4,488            514
  Massachusetts........................      12           1,726          67,301          7,188
  Michigan.............................       2             250           4,735            576
  Missouri.............................       2             220           9,873          1,066
  New York.............................       1             200           7,354            800
  Ohio.................................       7             762          27,650          3,243
  Oregon...............................       1             121           5,307            580
  Pennsylvania.........................       2             287          12,877          1,610
  Texas................................       7           1,120          19,868          2,305
  West Virginia........................       1              65           1,270            224
                                            ---          ------        --------        -------
    Total..............................      49           6,430         233,103         26,147
ASSISTED LIVING FACILITIES:
  Connecticut..........................       1              80           2,880            315
  Florida..............................      16           1,008          42,390          4,598
  Georgia..............................       3             292           7,024            688
  Idaho................................       1              48           2,669            267
  Indiana..............................       1              60           1,120            120
  Maryland.............................       3             261           5,670            616
  Massachusetts........................       1             131           5,185            555
  Montana..............................       1              44           1,501            161
  New Jersey...........................       1             264          17,187          1,770
  New Mexico...........................       2             159           8,068            894
  New York.............................       5             606          41,970          4,524
  North Carolina.......................      14             748          25,706          2,613
  Ohio.................................       4             327          17,656          1,856
  Oklahoma.............................      16             540          23,651          2,520
  Pennsylvania.........................       5             541          30,877          3,522
  Texas................................      38           2,466         107,213         11,590
  Virginia.............................       4             237           9,392          1,049
                                            ---          ------        --------        -------
    Total..............................     116           7,812         350,159         37,658
RETIREMENT CENTERS:
  Arizona..............................       1             164           2,396            299
  California...........................       1              92           2,396            299
  Illinois.............................       2             320          11,991            244
  Indiana..............................       2             111           2,502            268
  New Mexico...........................       1             150           7,420            171
  North Carolina.......................       2             159          16,091          1,666
  Texas................................       1              58           4,536            480
                                            ---          ------        --------        -------
    Total..............................      10           1,054          47,332          3,427
SPECIALTY CARE FACILITIES:
  Arkansas.............................       1             117          29,000          3,347
  California...........................       2             416          32,149          3,824
  Minnesota............................       1             n/a             530             66
  Texas................................       1              70          13,750          1,431
  Washington D.C.......................       1             110          17,162          2,061
                                            ---          ------        --------        -------
    Total..............................       6             713          92,591         10,729
BEHAVIORAL CARE FACILITIES:
  Florida..............................       2             294          10,324          1,084
                                            ---          ------        --------        -------
    TOTAL ALL FACILITIES...............     183          16,303        $733,509        $79,045
                                            ===          ======        ========        =======

---------------

(1) Investments include real estate investments and credit enhancements which amounted to $717,944,000 and $15,565,000, respectively.

(2) Reflects contract rate of annual base rent or interest received or to be received upon completion of construction.
                            ------------------------

    IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                  THE OFFERING

     The following summary of the offering is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus Supplement, Prospectus and the Indenture and Supplemental Indenture referred to in the Prospectus. All capitalized terms used herein and not defined herein have the meaning provided in the Indenture or under "Description of the Notes."

SECURITIES OFFERED.........  $100,000,000 aggregate principal amount of Notes.

MATURITY...................  March   , 2008.

INTEREST PAYMENT DATES.....  Semi-annually on March 15 and September 15, commencing September 15, 1998.

RANKING....................  The Notes will be senior and unsecured obligations of the Company and will rank equally with all other unsecured and senior indebtedness of the Company. See "Description of Other Indebtedness."

RATINGS....................  The Notes have been rated "Ba1" by Moody's, "BBB-"
                             by Standard & Poor's and "BBB-" by Duff & Phelps.

USE OF PROCEEDS............  To invest in additional health care property investments and to repay borrowings under the Company's revolving lines of credit arrangements.

OPTIONAL REDEMPTION........  The Notes are redeemable at any time at the option of the Company at a price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest thereon to the redemption date and (ii) the Make-Whole Amount, if any, with respect to the Notes. See "Description of the Notes -- Optional Redemption."

CERTAIN COVENANTS..........  The Notes contain various covenants including the following:

                             - The Company will not pledge or otherwise subject to any lien any property or assets of the Company or its subsidiaries unless the Notes are secured by such pledge or lien equally and ratably with all other obligations secured thereby; provided, however, that such covenant will not apply to liens securing obligations which do not in the aggregate at any one time outstanding exceed 10% of Consolidated Net Tangible Assets of the Company and its consolidated subsidiaries. This covenant will not apply to certain other obligations of the Company as more fully explained in "Description of the Notes -- Certain Covenants."

                             - The Company will not create, assume, incur, or otherwise become liable in respect of, any Senior Debt unless the aggregate outstanding principal amount of Senior Debt of the Company will not, at the time of such creation, assumption or incurrence, and after giving effect thereto and to any concurrent transactions, exceed the greater of (i) 150% of Capital Base or (ii) 225% of Tangible Net Worth.

                             -  The Company will have or maintain, on a
                                consolidated basis, as of the last day of each fiscal quarter of the Company, Interest Coverage of not less than 150%.

SINKING FUND...............  The Notes are not entitled to any sinking fund payments.

                                  THE COMPANY

     Health Care REIT, Inc. (the "Company") is a self-administered real estate investment trust that invests in health care facilities, primarily nursing homes, assisted living facilities and retirement centers. The Company also invests in specialty care facilities. As of December 31, 1997, long-term care facilities, which include nursing homes, assisted living facilities and retirement centers comprised approximately 86% of the investment portfolio. Founded in 1970, the Company was the first real estate investment trust to invest exclusively in health care facilities.

     As of December 31, 1997, the Company had $733,509,000 of real estate investments, inclusive of credit enhancements, in 183 facilities located in 29 states and managed by 49 different operators. At that date, the portfolio included 116 assisted living facilities, 49 nursing homes, 10 retirement centers, six specialty care facilities, and two behavioral care facilities. At December 31, 1997, the Company had approximately $275,017,000 in unfunded commitments.

     The Company seeks to increase funds from operations and enhance shareholder value through relationship investing with public and emerging health care chains. The primary components of this strategy are set forth below.

     Relationship Investing. The Company establishes relationships with emerging health care companies and seeks to provide financing throughout their growth cycles. The Company targets companies with experienced management teams, substantial insider ownership interests, venture capital backing and significant growth potential.

     By maintaining close ties to health care operators, the Company is able to provide value added services and monitor its investments on an ongoing basis. Investments are designed to support the operator's business plan. Features typically include a two- to three-year, multi-facility financing with common terms and maturities, and periodic review of the program's continued efficacy. Economic terms typically include annual rate increases and fair market value based purchase options in operating leases, and may include contingent interest for mortgage loans.

     For certain investments, the Company receives additional economic benefits in the form of warrants or other similar equity instruments which provide the Company with the opportunity to share in an operator's enterprise value. In connection with an investment in Sterling House Corporation ("Sterling"), for example, the Company received warrants which were converted into 87,823 shares of Sterling stock at the time of its initial public offering. Sterling was subsequently acquired by Alternative Living Services ("ALS"), and the Company's shares in Sterling were converted into 96,605 shares of ALS. As of December 31, 1997, the ALS shares were recorded on the Company's balance sheet at a value of $2,856,000.

     By maintaining relationships within the health care venture capital community, management identifies potential new investment opportunities. In turn, because of management's experience, knowledge and contacts within various sectors of the health care industry, they are able to assist venture capital firms in identifying new portfolio company investment opportunities.

     Portfolio Management. Portfolio strength is derived from diversity by investment type, health care sector, operator and geographic location. The Company emphasizes investment structures that result in a predictable asset base with attendant recurring income and funds from operations. Generally, operating leases extend for a minimum ten-year period and mortgage loans provide five to seven years of prepayment protection. Portfolio strength is also evidenced by an operator base that includes an increasing percentage of public companies. At December 31, 1997, approximately 44% of the Company's investments were with publicly held companies.

     In addition, the Company believes that the portfolio has been strengthened by management's ability to identify early trends in the health care sector. In 1991, the Company initiated a review and analysis of the assisted living industry and made its first investment in this sector in 1992. The Company's investment portfolio currently includes such leading assisted living operators as Alternative Living Services, Inc., ARV Assisted Living, Inc., Atria Communities, Inc., CareMatrix Corporation, Emeritus Corporation, Greenbriar Corporation and Kapson Senior Quarters Corp.

     Depth of Management. The management team is comprised of seven individuals who have an aggregate of over 90 years of experience in health care real estate finance. George L. Chapman has been a member of senior management for over six years and in 1996 became Chairman and Chief Executive Officer of the Company. Mr. Chapman and the management team have successfully implemented the Company's investment strategy of emphasizing relationship financings with established and emerging health care operators. This strategy has resulted in gross investments of more than $845,000,000 during the past five years.

THE PORTFOLIO

     The following table reflects the Company's portfolio as of December 31, 1997.

                                                                 NUMBER
                                       PERCENTAGE     NUMBER       OF     INVESTMENT    NUMBER      NUMBER
       TYPE OF                             OF           OF       BEDS/     PER BED/       OF          OF
      FACILITY        INVESTMENTS(1)   PORTFOLIO    FACILITIES   UNITS     UNIT(2)     OPERATORS   STATES(3)
      --------        --------------   ----------   ----------   ------   ----------   ---------   ---------
                      (IN THOUSANDS)
Assisted Living
  Facilities.........    $350,159          48%         116       7,812     $ 66,732       19          17
Nursing Homes........     233,103          32%          49       6,430       38,223       23          17
Specialty Care
  Facilities.........      92,591          13%           6         713      129,861        3           5
Retirement Centers...      47,332           6%          10       1,054       49,807        6           7
Behavioral Care
  Facilities.........      10,324           1%           2         294       35,115        1           1
                         --------         ----         ---      ------
  Totals.............    $733,509         100%         183      16,303
                         ========         ====         ===      ======

---------------

(1) Investments include real estate investments and credit enhancements which amounted to $717,944,000 and $15,565,000, respectively.

(2) Investment Per Bed/Unit was computed by using the total investment amount of $922,500,000 which includes real estate investments, unfunded commitments for which initial funding has commenced, and credit enhancements which total $717,944,000, $188,991,000 and $15,565,000, respectively.

(3) The Company has investments in properties located in 29 states, managed by 49 different operators.

     From December 31, 1996 to December 31, 1997, the Company's net real estate investments increased 39%, to $713,557,000 from $512,894,000. During the same period, real property owned increased 94%, to $297,275,000 from $153,623,000 and mortgage and construction loans increased 15%, to $405,336,000 from $353,455,000. The Company provides construction financing in conjunction with permanent financing.

     In determining whether to finance a facility, the Company places primary emphasis on the experience of the operator, the feasibility of the project, the financial strength of the borrower or lessee, the amount of security available to support the financing and the amount of capital that is being committed to the project by the borrower or lessee. In addition, the Company considers a variety of other factors, including the site's suitability, facility appraisal and environmental reports and the existence of certificate of need procedures or other barriers that limit the entry of competing facilities into the community.

     The Company regularly monitors its investments through a variety of methods depending on the operator and type of facility. These procedures include the receipt and review of facility and guarantor financial statements, periodic site visits, property reviews and conferences with operators. Such reviews of operators and facilities generally encompass licensure and regulatory compliance materials and reports, contemplated building improvements and other material developments.

     Investments are typically structured using mortgage loans or operating leases which are normally secured by guarantees and/or letters of credit. The Company typically finances up to 90% of the appraised value of the property.

     The Company's executive offices are located at One SeaGate, Suite 1500, Toledo, Ohio, 43604, and the telephone number is (419) 247-2800.

                              RECENT DEVELOPMENTS

     In February 1998, Standard & Poor's Corporation ("S&P") assigned a rating of "BBB-" to the Company's Notes and its other senior unsecured indebtedness. The S&P rating is in addition to the ratings of "Ba1" and "BBB-" assigned to the Company's Notes and its other senior unsecured indebtedness by Moody's Investor Service, Inc. ("Moody's") and Duff & Phelps Credit Rating Service, Inc. ("Duff & Phelps"), respectively. See "Description of the Notes -- Ratings."

     On February 17, 1998, the Company announced that it has agreed to participate in the formation of a joint venture to invest in health care facilities in the United Kingdom (UK) and continental Europe. The joint venture participants include Westminster Health Care, a UK based publicly owned nursing home operator, BT Alex. Brown Incorporated, and an entity affiliated with Holiday Retirement Corp. It is anticipated that during the joint venture's initial phase, the Company's funding commitment will total approximately $20 million.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Notes are estimated to be approximately $99,150,000. The proceeds will be used to invest in additional health care property investments. Pending such use, the proceeds will be used primarily to repay borrowings under the Company's revolving lines of credit arrangements, which had an outstanding balance of $78,400,000 at December 31, 1997. See "Description of Other Indebtedness -- Credit Facility."

                 PRICE RANGE OF SHARES AND DISTRIBUTION HISTORY

     The shares of Common Stock of the Company, $1.00 par value per share (the "Shares"), are traded on the New York Stock Exchange (the "NYSE") under the symbol "HCN." As of December 31, 1997, there were 5,722 holders of record of the Shares. The following table sets forth, for the periods shown, the high and low sale prices for the Shares as reported on the NYSE composite tape and the distributions paid by the Company. On February 24, 1998, the last reported sale price of the Shares as reported by the NYSE was $26.875 per Share.

                                            PRICE OF SHARES
                                           ------------------    DISTRIBUTIONS
                                            HIGH        LOW        PER SHARE
                                           -------    -------    -------------
1996
  First Quarter..........................  $22.625    $17.875       $0.520
  Second Quarter.........................   23.000     20.500        0.520
  Third Quarter..........................   23.250     20.875        0.520
  Fourth Quarter.........................   25.250     23.000        0.520
1997
  First Quarter..........................  $25.500    $23.625       $0.520
  Second Quarter.........................   25.000     22.250        0.525
  Third Quarter..........................   27.625     24.250        0.530
  Fourth Quarter.........................   28.750     25.500        0.535
1998
  First Quarter
     (through February 24)...............  $29.250    $26.750            *

---------------

* The current annualized dividend rate is $2.16. The most recent quarterly dividend was paid to shareholders of record as of February 3, 1998 and represents the 107th consecutive quarterly dividend of the Company.

     Under the real estate investment trust rules of the Internal Revenue Code, the Company is required to pay at least 95% of its ordinary taxable income as dividends in order to avoid taxation as a corporation. The declaration of dividends is discretionary with the Board of Directors and depends upon the Company's distributable funds, financial requirements, tax considerations and other factors. Decisions with respect to the distribution of capital gains are made on a case-by-case basis. A portion of the Company's dividends paid may be deemed either capital gain income or a return of capital, or both, to its shareholders. The Company annually provides its shareholders a statement as to its designation of the taxability of its dividends.

     The Company has a dividend reinvestment plan under which shareholders of record may invest all or a portion of their dividends and up to an additional $5,000 per quarter to purchase additional shares.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 31, 1997, as adjusted to give effect to the Notes and the application of the estimated net proceeds therefrom as described under "Use of Proceeds."

                                                                 DECEMBER 31, 1997
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                  (IN THOUSANDS)
Borrowings under line of credit arrangements(1).............  $ 78,400     $     --
Senior Notes Due 1998, 2000, 2003...........................    52,000       52,000
Senior Notes Due 2001, 2003.................................    30,000       30,000
Senior Notes Due 2000, 2002, 2004...........................    80,000       80,000
Senior Notes Due 2008.......................................        --      100,000
Other long-term obligations.................................     8,670        8,670
Shareholders' equity:
  Preferred Stock, $1.00 par value; Authorized -- 10,000,000 shares Issued and outstanding -- none
  Common Stock, $1.00 par value; Authorized -- 40,000,000
     shares Issued and outstanding -- 24,341,030(2).........    24,341       24,341
Capital in excess of par value..............................   435,603      435,603
Undistributed net income....................................     8,841        8,841
Unrealized gains on investment securities available for
  sale......................................................     4,671        4,671
Unamortized restricted stock................................    (3,532)      (3,532)
                                                              --------     --------
  Total shareholders' equity................................   469,924      469,924
                                                              --------     --------
     Total capitalization...................................  $718,994     $740,594
                                                              ========     ========

---------------

(1) The Company has a $175,000,000 unsecured line of credit arrangement with a consortium of 12 banks and a $10,000,000 unsecured line of credit with one other bank. See "Description of Other Indebtedness -- Credit Facility."

(2) Excludes: (i) 122,268 Shares reserved for issuance pursuant to the Company's 1985 Incentive Stock Option Plan; (ii) 1,985,887 Shares reserved for issuance pursuant to the Company's 1995 Stock Incentive Plan; (iii) 8,000 Shares reserved for issuance under the Company's Stock Incentive Plan for Non-Employee Directors; and (iv) 845,075 Shares reserved for issuance under the Company's dividend reinvestment plan.

                         SELECTED FINANCIAL INFORMATION

     The following selected financial data for the five years ended December 31, 1997 are derived from the audited consolidated financial statements of Health Care REIT, Inc. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information incorporated by reference herein.

                                                                 YEAR ENDED DECEMBER 31,
                                                   ----------------------------------------------------
                                                     1997       1996       1995       1994       1993
                                                   --------   --------   --------   --------   --------
                                                     (IN THOUSANDS, EXCEPT PER SHARE AND RATIO DATA)
OPERATING DATA
Revenues.........................................  $ 73,308   $ 54,402   $ 44,596   $ 42,732   $ 36,018
Expenses:
  Interest expense...............................    15,365     14,635     12,752      9,684     10,817
  Provision for depreciation.....................     5,287      2,427      1,580      1,385        790
  General and administrative and other
    expenses(1)..................................     6,178      6,664     10,835      6,710      4,356
  Settlement of management contract(2)...........        --         --      5,794         --         --
                                                   --------   --------   --------   --------   --------
Total expenses...................................    26,830     23,726     30,961     17,779     15,963
                                                   --------   --------   --------   --------   --------
Net income.......................................  $ 46,478   $ 30,676   $ 13,635   $ 24,953   $ 20,055
                                                   ========   ========   ========   ========   ========
PER SHARE
Net income(3):
  Basic..........................................  $   2.15   $   2.18   $   1.16   $   2.17   $   2.15
  Diluted........................................      2.12       2.17       1.16       2.16       2.14
Cash distributions...............................      2.11       2.08      2.075       2.01       1.93
BALANCE SHEET DATA
Real estate investments, net.....................  $713,557   $512,894   $351,924   $318,433   $276,858
Total assets.....................................   734,327    519,831    358,092    324,102    285,024
Total debt.......................................   249,070    184,395    162,760    128,273     96,311
Total liabilities................................   264,403    194,295    170,494    134,922    100,892
Total shareholders' equity.......................   469,924    325,536    187,598    189,180    184,132
OTHER DATA
Average number of shares outstanding(3):
  Basic..........................................    21,594     14,093     11,710     11,519      9,339
  Diluted........................................    21,929     14,150     11,728     11,548      9,373
Cash available for distribution(4)...............  $ 56,856   $ 36,705   $ 27,938   $ 31,697   $ 22,780
Consolidated ratio of earnings to fixed charges
  (unaudited)(5).................................      3.40x      2.93x      2.01x      3.42x      2.80x

---------------

(1) General and administrative and other expenses include loan expense, management fees through November 30, 1995, provision for losses, expenses related to disposition of investments and other operating expenses.

(2) On November 30, 1995, the Company's advisor merged into the Company. Consideration for this transaction totaled approximately $5,048,000 which was solely comprised of 282,407 Shares. In addition, the Company acquired approximately $46,000 in net assets and incurred approximately $792,000 of related transaction expenses. The consideration, plus related transaction expenses, were accounted for as a settlement of a management contract.

(3) The earnings per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, Earnings Per Share. For further discussion of earnings per share and the impact of Statement No. 128, see the notes to the consolidated financial statements incorporated by reference herein.

(4) Cash available for distribution is defined as net cash provided from operating activities, but does not consider the effects of changes in operating assets and liabilities such as other receivables and accrued expenses. The Company uses cash available for distribution in evaluating investments and the Company's operating performance. Cash available for distribution does not represent cash generated from operating activities in accordance with generally accepted accounting principles, is not necessarily indicative of cash available to fund cash needs, and should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity.

(5) For purposes of calculating the unaudited ratio of earnings to fixed charges of the Company for the periods indicated, "Earnings" include net income plus fixed charges and capitalized interest. "Fixed Charges" consists of interest on all indebtedness and the amortization of loan expenses.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 1997, the Company's net real estate investments totaled approximately $713,557,000, which included 116 assisted living facilities, 49 nursing facilities, 10 retirement centers, six specialty care facilities and two behavioral care facilities. The Company funds its investments through a combination of long-term and short-term financing, utilizing both debt and equity.

     During 1997, the Company provided permanent mortgage financings of $46,231,000, invested $66,779,000 in operating leases, made construction advances of $144,672,000, and funded $4,964,000 of equity related investments. During 1997, the Company received principal payments on real estate mortgages of $8,487,000, net draws on working capital loans of $1,529,000 and proceeds of $41,263,000 from the prepayment of mortgage loans.

     During 1997, eight of the above-mentioned construction projects completed the construction phase of the Company's investment process and were converted to investments in operating leases, with an aggregate investment of $37,664,000, and 14 construction loans converted to permanent mortgage loans with an aggregate investment balance of $104,173,000.

     As of December 31, 1997, the Company had shareholders' equity of $469,924,000 and a total outstanding debt balance of $249,070,000, which represents a debt to equity ratio of 0.53 to 1.0.

     In January 1997, in connection with the underwriters' exercise of an over-allotment option associated with the Company's December 18, 1996 offering of 2,200,000 shares of common stock, the Company issued 330,000 shares of Common Stock, $1.00 par value per share, at the price of $23.875 per share, which generated net proceeds of $7,485,000 to the Company.

     In March 1997, the Company issued 3,150,000 shares of Common Stock, $1.00 par value per share, at the price of $24.375 per share, which generated net proceeds to the Company of $72,261,000.

     In March 1997, the Company closed a $175 million unsecured credit facility which replaced the Company's then existing secured credit facility. Simultaneous with the closing of the new credit facility, all senior noteholders released collateral which had served as security for the Company's then outstanding $82 million of senior indebtedness.

     In April 1997, the Company completed the sale of $80 million of Senior Unsecured Notes. The Company priced $20 million of notes due 2000, $20 million of notes due 2002 and $40 million of notes due 2004. The notes have a weighted average interest rate of 7.91%.

     In October 1997, the Company issued 2,085,500 shares of Common Stock, $1.00 par value per share, at the price of $26.625 per share, which generated net proceeds to the Company of $52,963,000.

     As of December 31, 1997, the Company had an unsecured revolving line of credit expiring March 31, 2000 in the amount of $175,000,000 bearing interest at the lender's prime rate or LIBOR plus 1.125%. In addition, the Company had an unsecured revolving line of credit in the amount of $10,000,000 bearing interest at the lenders' prime rate expiring January 31, 1999. At December 31, 1997, under the Company's line of credit arrangements, available funding totaled $106,600,000.

     As of February 5, 1998, the Company has effective shelf registrations on file with the Securities and Exchange Commission under which the Company may issue up to $641,269,000 of securities including debt, convertible debt, common and preferred stock. The Company anticipates issuing securities under such shelf registrations to invest in additional health care facilities and to repay borrowings under the Company's line of credit arrangements.

     As of December 31, 1997, the Company had approximately $275,017,000 in unfunded commitments. The Company believes its liquidity and various sources of available capital are sufficient to fund operations, finance future investments, and meet debt service and dividend requirements.

RESULTS OF OPERATIONS DECEMBER 31, 1997 VS. DECEMBER 31, 1996

     Revenues for the year ended December 31, 1997 were $73,308,000 compared to $54,402,000 for the year ended December 31, 1996, an increase of $18,906,000 or 35%. Revenue growth resulted primarily from increased operating lease income of $12,330,000, interest income of $9,264,000, and loan and commitment fees of $429,000 from additional real estate investments made during the past twelve to fifteen months.

     The growth in interest and rental income for the year ended December 31, 1997 was offset by prepayment fees and gains on the exercise of purchase options earned during 1996, which totaled $3,059,000 and $576,000 respectively, as compared with prepayment fees of $529,000 earned during 1997.

     Expenses for the year ended December 31, 1997, totaled $26,830,000, an increase of $3,104,000 from expenses of $23,726,000 for the year ended December 31, 1996. The increase in total expenses for the year ended December 31, 1997 was primarily related to an increase in interest expense, additional expense associated with the provision for depreciation, and an increase in general and administrative expenses. Expenses for the year ended December 31, 1996 were negatively influenced by an $808,000 disposition of investment expense associated with the Company's elimination of certain investments in behavioral care facilities.

     Interest expense for the year ended December 31, 1997 was $15,365,000 compared with $14,635,000 for the year ended December 31, 1996. The increase in interest expense during 1997 was primarily due to the issuance of $80,000,000 Senior Notes in April 1997. The increase in the 1997 period was offset by the amount of capitalized interest recorded in 1997.

     The Company capitalizes certain interest costs associated with funds used to finance the construction of properties owned directly by the Company. The amount capitalized is based upon the borrowings outstanding during the construction period using the rate of interest which approximates the Company's cost of financing. The Company's interest expense is reduced by the amount capitalized. Capitalized interest for the year ended December 31, 1997 totaled $2,306,000, as compared with $287,000 for the same period in 1996.

     The provision for depreciation for the year ended December 31, 1997 totaled $5,287,000, an increase of $2,860,000 over the year ended 1996 as a result of additional operating lease investments.

     General and administrative expense for the year ended December 31, 1997 totaled $4,858,000 as compared with $4,448,000 for the year ended December 31, 1996. The expenses for the year ended December 31, 1997 were 6.63% of revenues as compared with 8.18% for the year ended December 31, 1996.

     As a result of the various factors mentioned above, net income for the year ended December 31, 1997 was $46,478,000, or $2.12 per share, as compared with $30,676,000, or $2.17 per share for the year ended December 31, 1996. Net income for the year ended December 31, 1996 included $3,635,000, or $0.26 per share, of prepayment fees and gains on the exercise of purchase options, as compared with $529,000, or $0.02 per share, for the year ended December 31, 1997. All per share amounts represent diluted earnings per share.

RESULTS OF OPERATIONS DECEMBER 31, 1996 VS. DECEMBER 31, 1995

     Revenues for the year ended December 31, 1996, were $54,402,000 compared to $44,596,000 for the year ended December 31, 1995, an increase of $9,806,000 or 22%. Revenue growth resulted primarily from increased interest income of $5,457,000, operating lease income of $3,496,000 and loan and commitment fees of $941,000 resulting primarily from additional real estate investments made during the past twelve to fifteen months.

     Expenses for the year ended December 31, 1996, totaled $23,726,000, a decrease of $7,235,000 from expenses of $30,961,000 for the year ended December 31, 1995. Expenses for the year ended December 31, 1995, were negatively influenced by nonrecurring charges, primarily related to a $4,800,000 provision for losses and a $5,794,000 charge for the settlement of the management contract, an expense associated with the merger of the Company's advisor into the Company.

     The provision for depreciation for the year ended December 31, 1996, totaled $2,427,000, an increase of $848,000 over the year ended 1995 as a result of additional operating lease investments.

     Interest expense for the year ended December 31, 1996, was $14,635,000 compared to $12,752,000 for the year ended December 31, 1995. The increase in interest expense during 1996 was primarily due to the issuance of $30,000,000 Senior Notes in April 1996 and higher average borrowings under the Company's line of credit arrangements, which were offset by lower interest rates.

     General and administrative expense for the year ended December 31, 1996 totaled $4,448,000 as compared to $5,284,000 for the year ended December 31, 1995. The expenses for the year ended December 31, 1996 were 8.18% of revenues as compared to 11.85% for the year ended December 31, 1995.

     During 1996 the Company stated its intention to systematically eliminate its investments in behavioral care facilities. As a result, at September 30, 1996, the Company declared a disposition of investment associated with its behavioral care portfolio. As a result, any gains realized through the repayment or sale of investments associated with the Company's behavioral care facilities were added to the Company's general allowance for losses and applied against any losses incurred through the repayment or sale of behavioral care related investments. During the year ended December 31, 1996, the Company recorded an $808,000 disposition of investment expense as an offset to an $808,000 prepayment fee received from the repayment of two behavioral care related mortgage loans. Additionally, the Company's general allowance for losses was reduced by $481,000, resulting from the repayment of these loans.

     As a result of the various factors mentioned above, net income for the year ended December 31, 1996, was $30,676,000 as compared to $13,635,000 for the year ended December 31, 1995. Net income per share for the year ended December 31, 1996, was $2.17 versus $1.16 for the year ended December 31, 1995. The per share increase resulted from an increase in net income offset by an increase in average shares outstanding during 1996. All per share amounts represent diluted earnings per share.

IMPACT OF INFLATION

     During the past three years, inflation has not significantly affected the earnings of the Company because of the moderate inflation rate. Additionally, earnings of the Company are primarily long-term investments with fixed interest rates. These investments are mainly financed with a combination of equity, senior notes and borrowings under the revolving lines of credit. During inflationary periods, which generally are accompanied by rising interest rates, the Company's ability to grow may be adversely affected because the yield on new investments may increase at a slower rate than new borrowing costs. Presuming the current inflation rate remains moderate and long-term interest rates do not increase significantly, the Company believes that equity and debt financing will continue to be available.

OTHER INFORMATION

     This document and supporting schedules may contain "forward-looking" statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company's actual results in the future to differ materially from expected results. These risks and uncertainties include, among others, competition in the financing of health care facilities, the availability of capital, and regulatory and other changes in the health care sector, as described in the Company's filings with the Securities and Exchange Commission.

     The Company has assessed its current computer software for proper functioning with respect to dates in the year 2000 and thereafter. The year 2000 issue and related costs are not expected to have a material impact on the operations of the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY

     The following table sets forth certain information regarding the Executive Officers and Directors of the Company:

EXECUTIVE OFFICERS

             NAME                AGE                               OFFICE
             ----                ---                               ------
George L. Chapman..............  50       Chairman of the Board, Chief Executive Officer and
                                          President
Raymond W. Braun...............  40       Vice President, Chief Operating Officer
Edward F. Lange, Jr............  38       Vice President, Chief Financial Officer and Treasurer
Erin C. Ibele..................  36       Vice President and Corporate Secretary

BOARD OF DIRECTORS

             NAME                AGE                             OCCUPATION
             ----                ---                             ----------
William C. Ballard, Jr.........  57       Of Counsel, Greenebaum, Doll & McDonald PLLC and
                                          Director, United HealthCare Corporation, Atria Communi-
                                          ties, Inc., Mid-America Bancorp., LG&E Energy Corp. and
                                          American Safety Razor Co.
Pier C. Borra..................  58       Chairman, President and CEO of CORA Health Services,
                                          Inc., Lima, Ohio, and former Chairman, President and
                                          Chief Executive Officer of Arbor Health Care Company,
                                          Lima, Ohio
George L. Chapman..............  50       Chairman of the Board, Chief Executive Officer and Presi-
                                          dent of the Company
Jeffrey H. Donahue.............  51       Senior Vice President and Chief Financial Officer of The
                                          Rouse Company
Bruce Douglas..................  64       Chairman and Chief Executive Officer of The Douglas
                                          Company, Toledo, Ohio
Richard C. Glowacki............  64       President of The Danberry Management Company, Toledo,
                                          Ohio
Sharon M. Oster................  49       Professor of Management, Yale School of Management, Yale
                                          University and Director of the Aristotle Corporation and
                                          Transpro, Inc.
Bruce G. Thompson..............  68       President and Director of First Toledo Corporation,
                                          Toledo, Ohio
Richard A. Unverferth..........  74       Chairman of Unverferth Manufacturing Company, Inc. and
                                          Chairman of the Board of H.C.F. Inc., Kalida, Ohio
Frederic D. Wolfe..............  68       Chairman of the Board and Director of First Toledo
                                          Corporation, Toledo, Ohio

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which reference is hereby made. The following summary is qualified in its entirety by reference to the form of Indenture referred to in the Prospectus. Capitalized terms not otherwise defined herein shall have the meanings given them in the Prospectus.

GENERAL

     The Notes will be issued as Debt Securities under a Supplemental Indenture,
dated as of March   , 1998 (the "Supplemental Indenture"), between the Company and Fifth Third Bank (the "Trustee"). The Notes will be limited in aggregate
principal amount to $100 million. The Notes will mature on March   , 2008. The
Notes will bear interest from March   , 1998 at the rate per annum shown on the
front cover of this Prospectus Supplement payable semi-annually on March 15 and September 15 of each year, commencing September 15, 1998 to the person in whose name the Note (or any predecessor) is registered at the close of business on the March 1 or September 1, as the case may be, next preceding such interest payment date. The Notes will be unsecured and senior obligations of the Company.

RATINGS

     The Notes have been rated "Ba1" by Moody's, "BBB-" by S&P and "BBB-" by Duff & Phelps. The rating of the Notes should be evaluated independently from similar ratings on other types of securities. A rating is not a recommendation to buy, sell or hold the Notes, inasmuch as such rating does not comment as to market price or suitability for a particular investor. The ratings assigned to the Notes address the likelihood of payment of principal and interest on the Notes pursuant to their terms. A rating may be subject to revision or withdrawal at any time by the assigning rating agency.

CERTAIN COVENANTS

     The Notes will not be secured by a mortgage, pledge or other lien. The Company will covenant in the Supplemental Indenture not to pledge or otherwise subject to any lien, any property or assets of the Company or its subsidiaries unless the Notes of such series are secured by such pledge or lien equally and ratably with all other obligations secured thereby so long as such obligations shall be so secured; provided, however, that such covenant will not apply to liens securing obligations which do not in the aggregate at any one time outstanding exceed 10% of Consolidated Net Tangible Assets (as defined below) of the Company and its consolidated subsidiaries. In addition, this covenant will not apply to:

     (a) Pledges or deposits by the Company or its subsidiaries under workers' compensation laws, unemployment insurance laws, social security laws, or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness (as defined below) of the Company or its subsidiaries), or leases to which the Company or any of its subsidiaries is a party, or deposits to secure public or statutory obligations of the Company or its subsidiaries or deposits of cash or United States Government Bonds to secure surety, appeal, performance or other similar bonds to which the Company or any of its subsidiaries is a party, or deposits as security for contested taxes or import duties or for the payment of rent;

     (b) Liens imposed by law, such as carriers', warehousemen's, materialmen's and mechanics' liens, or Liens arising out of judgments or awards against the Company or any of its subsidiaries which the Company or such subsidiary at the time shall be currently prosecuting an appeal or proceeding for review;

     (c) Liens for taxes not yet subject to penalties for non-payment and Liens for taxes the payment of which is being contested in good faith and by appropriate proceedings;

     (d) Minor survey exceptions, minor encumbrances, easements or reservations of, or rights of, others for rights of way, highways and railroad crossings, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties;

     (e) Liens incidental to the conduct of the business of the Company or any subsidiary or to the ownership of their respective properties that were not incurred in connection with Indebtedness of the Company or such subsidiary, all of which Liens referred to in this clause (e) do not in the aggregate materially impair the value of the properties to which they relate or materially impair their use in the operation of the business taken as a whole of the Company and its subsidiaries, and as to all of the foregoing referenced in clauses (a) through (e), only to the extent arising and continuing in the ordinary course of business;

     (f) Purchase money Liens on property acquired or held by the Company or its subsidiaries in the ordinary course of business, securing Indebtedness incurred or assumed for the purpose of financing all or any part of the cost of such property; provided, that (i) any such Lien attaches concurrently with or within 20 days after the acquisition thereof, (ii) such Lien attaches solely to the property so acquired in such transaction, (iii) the principal amount of the Indebtedness secured thereby does not exceed 100% of the cost of such property, and (vi) the aggregate amount of all such Indebtedness on a consolidated basis for the Company and its subsidiaries shall not at any time exceed $1,000,000;

     (g) Liens existing on the Company's balance sheet of December 31, 1996; and

     (h) Any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any Lien referred to in the foregoing clauses (a) through (g) inclusive; provided, however, that the amount of any and all obligations and Indebtedness secured thereby shall not exceed the amount thereof so secured immediately prior to the time of such extension, renewal or replacement and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the Lien so extended, renewed or replaced (plus improvements on such property).

     The Company will also covenant in the Supplemental Indenture that it will not create, assume, incur, or otherwise become liable in respect of, any Senior Debt (as defined below) unless the aggregate outstanding principal amount of Senior Debt of the Company will not, at the time of such creation, assumption or incurrence and after giving effect thereto and to any concurrent transactions, exceed the greater of (i) 150% of Capital Base (as defined below) or (ii) 225% of Tangible Net Worth (as defined below).

     Finally, the Company will also covenant in the Supplemental Indenture that it will have or maintain, on a consolidated basis, as of the last day of each fiscal quarter of the Company, Interest Coverage (as defined below) of not less than 150%.

     For purposes of the foregoing covenants, the defined terms have the following meanings:

     "CAPITAL BASE" -- means, at any date, the sum of Tangible Net Worth and Subordinated Debt.

     "CAPITAL LEASE" -- means at any time any lease of property, real or personal, which, in accordance with generally accepted accounting principles ("GAAP"), would at such time be required to be capitalized on a balance sheet of the lessee.

     "CAPITALIZED LEASE OBLIGATIONS" -- means as to any Person, the obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) real and/or personal property which obligations are required to be classified and accounted for as a Capital Lease on a balance sheet of such Person under GAAP.

     "CONSOLIDATED NET TANGIBLE ASSETS" -- means the aggregate amount of assets (less applicable reserves and other properly deductible items) less (i) all current liabilities and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expenses and other like tangibles of the Company and its consolidated subsidiaries, all as set forth on the most recent balance sheet of the Company and its consolidated subsidiaries prepared in accordance with GAAP.

     "EBITDA" -- means for any period, with respect to the Company on a consolidated basis, determined in accordance with GAAP, the sum of net income (or net loss) for such period plus, the sum of all amounts treated as expenses for: (a) interest, (b) depreciation, (c) amortization, and (d) all accrued taxes on or measured by income to the extent included in the determination of such net income (or net loss); provided, however, that net income (or net loss) shall be computed without giving effect to extraordinary losses or gains.

     "INDEBTEDNESS" -- means with respect to any Person, all: (a) liabilities or obligations, direct and contingent, which in accordance with GAAP would be included in determining total liabilities as shown on the liability side of a balance sheet of such Person at the date as of which Indebtedness is to be determined, including, without limitation, contingent liabilities that in accordance with such principles, would be set forth in a specific Dollar amount on the liability side of such balance sheet, and Capitalized Lease Obligations of such Person; (b) liabilities or obligations of others for which such Person is directly or indirectly liable, by way of guaranty (whether by direct guaranty, suretyship, discount, endorsement, take-or-pay agreement, agreement to purchase or advance or keep in funds or other agreement having the effect of a guaranty) or otherwise; (c) liabilities or obligations secured by Liens on any assets of such Person, whether or not such liabilities or obligations shall have been assumed by it; and (d) liabilities or obligations of such Person, direct or contingent, with respect to letters of credit issued for the account of such Person and bankers acceptances created for such Person.

     "INTEREST COVERAGE" -- means as at the last day of any fiscal quarter, the quotient, expressed as a percentage (which may be in excess of 100%), determined by dividing EBITDA by Interest Expense; all of the foregoing calculated by reference to the immediately preceding four (4) fiscal quarters of the Company ending on such date of determination.

     "INTEREST EXPENSE" -- means for any period, on a combined basis, the sum of all interest paid or payable (excluding unamortized debt issuance costs) on all items of Indebtedness of the Company outstanding at any time during such period.

     "LIABILITIES" -- means, at any date, the items shown as liabilities on the balance sheet of the Company except any item of deferred income, including capital gains.

     "LIEN" -- means any mortgage, deed of trust, pledge, security interest, encumbrance, lien, claim or charge of any kind (including any agreement to give any of the foregoing), any conditional sale or other title retention agreement, any lease in the nature of any of the foregoing, and the filing of or agreement to give any financing statement under the Uniform Commercial Code of any jurisdiction.

     "PERSON" -- means an individual, partnership, corporation, joint venture, association, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "SENIOR DEBT" -- means all Indebtedness other than Subordinated Debt.

     "SUBORDINATED DEBT" -- means any unsecured Indebtedness of the Company which is issued or assumed pursuant to, or evidenced by, an indenture or other instrument which contains provisions for the subordination of such other Indebtedness (to which appropriate reference shall be made in the instruments evidencing such other Indebtedness if not contained therein) to the Notes (and, at the option of the Company, if so provided, to other Indebtedness of the Company, either generally or as specifically designated).

     "TANGIBLE NET WORTH" -- means the sum of capital surplus, earned surplus and capital stock, minus deferred charges with GAAP consistently applied.

DEFEASANCE AND COVENANT DEFEASANCE

     The Notes are subject to defeasance and covenant defeasance, as described in the Indenture and the Supplemental Indenture. Specifically, the Company, at its option (a) will be discharged from any and all obligations in respect of the Notes (except for certain obligations to register the transfer or exchange of the Notes, to replace destroyed, stolen, lost or mutilated Notes, and to maintain an office or agency in respect of the Notes and hold moneys for payment in trust) or (b) will be released from its obligations to comply with the Covenants that are specified under "Certain Covenants" above with respect to the Notes, and the occurrence of an Event of Default described in the accompanying Prospectus shall no longer be an Event of Default if, in either case, the Company irrevocably deposits with the Trustee, in trust, money or U.S. Government obligations that through payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all of the principal of (and premium, if any) and any interest on the Notes on the dates such payments are due (which may include one or more redemption dates designated by the Company) in accordance with the terms of such Notes.

     Such a trust may only be established if, among other things, (a) no Event of Default or event which with the giving of notice or lapse of time, or both, would become an Event of Default under the Indenture shall have occurred and be continuing on the date of such deposit and (b) the Company shall have delivered an Opinion of Counsel to the effect that the holders of the Notes of such series will not recognize gain or loss for United States Federal income tax purposes as a result of such deposit or defeasance and will be subject to United States Federal income tax in the same manner as if such defeasance had not occurred. In the event the Company omits to comply with its remaining obligations under the Indenture after a defeasance of the Indenture with respect to the Notes and the Notes are declared due and payable because of the occurrence of any undefeased Event of Default, the amount of money and U.S. Government obligations on deposit with the Trustee may be insufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable in respect of such payments.

SINKING FUND

     The Notes are not entitled to any sinking fund payments.

OPTIONAL REDEMPTION

     The Notes may be redeemed at any time at the option of the Company, in whole or from time to time in part, at a redemption price equal to the sum of
(i) the principal amount of the Notes (or portion thereof) being redeemed plus accrued interest thereon to the redemption date and (ii) the Make-Whole Amount (as defined below), if any, with respect to the Notes (or portion thereof) (the "Redemption Price").

     If notice has been given as provided in the Indenture and funds for the redemption of any Notes (or any portion thereof) called for redemption shall have been made available on the redemption date referred to in such notice, such Notes (or any portion thereof) will cease to bear interest on the date fixed for such redemption specified in such notice and the only right of the Holders of the Notes will be to receive payment of the Redemption Price.

     Notice of any optional redemption of any Notes (or any portion thereof) will be given to Holders at their addresses, as shown in the security register for such Notes, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the Notes held by such Holder to be redeemed.

     The Company will notify the Trustee at least 30 days prior to giving notice of redemption (or such shorter period as is satisfactory to the Trustee) of the aggregate principal amount of such Notes to be redeemed and their redemption date. If less than all of the Notes are to be redeemed at the option of the Company, the Trustee shall select, in such manner as it shall deem fair and appropriate, the Notes to be redeemed in whole or in part.

     As used herein:

          "Make-Whole Amount" means, in connection with any optional redemption or accelerated payment of any Notes, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of each such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over (ii) the aggregate principal amount of the Notes being redeemed or paid.

          "Reinvestment Rate" means 0.25% plus the arithmetic mean of the yields under the respective heading "Week Ending" published in the most recent Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purpose of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

          "Statistical Release" means that statistical release designated "H.15(519)" or any successor publication that is published weekly by the Federal Reserve System and that establishes yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the Senior Indenture, then such other reasonably comparable index that shall be designated by the Company.

BOOK-ENTRY SYSTEM

     The Notes will be issued in the form of one or more fully registered Global Securities that will be deposited with, or on behalf of DTC, and registered in the name of DTC's nominee, Cede & Co. Except under the circumstance described below, the Notes will not be issuable in definitive form. Unless and until it is exchanged in whole or in part for the individual Notes represented thereby, a Global Security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee of DTC to a successor depository or any nominee of such successor. See "Description of Debt Securities -- Book-Entry System" in the Prospectus for a complete discussion of the book-entry system.

     DTC has advised the Company of the following information regarding DTC: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among its Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in its Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of DTC ("Direct Participants") include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC System is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct Participant of DTC, either directly or indirectly ("Indirect Participants"). The Rules applicable to DTC and its Participants are on file with the Commission.

     Purchases of Global Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the Global Securities on DTC's records. The ownership interest of each actual purchaser of each Global Security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Global Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Global Securities, except in the event that use of the book-entry system for the Global Securities is discontinued.

     To facilitate subsequent transfers, all Global Securities deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Global Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Global Securities; DTC's records reflect only the identity of the Direct Participants to whose accounts such Global Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither DTC nor Cede & Co. will consent or vote with respect to the Global Securities. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Global Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Principal and interest payments on the Global Securities will be made to Cede & Co., as nominee of DTC. DTC's practice is to credit Direct Participants' accounts, upon DTC's receipt of funds and corresponding detail information from the Company or the Trustee, on payable date in accordance with their respective holdings shown on DTC's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. is the responsibility of the Company or the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

     DTC may discontinue providing its services as securities depository with respect to the Global Securities at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, Global Security certificates are required to be printed and delivered.

     The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Global Security certificates will be printed and delivered.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest in respect of the Notes will be made by the Company in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the Notes will trade in DTC's Same-Day Funds Settlement System until maturity or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

EVENTS OF DEFAULT

     The provisions of Section 501 of the Indenture relating to events of default, which are described in "Description of Debt Securities -- Events of Default, Notice and Waiver" in the accompanying Prospectus, apply to the Notes.

                       DESCRIPTION OF OTHER INDEBTEDNESS

CREDIT FACILITY

     On March 28, 1997, the Company entered into a $175 million unsecured revolving credit facility (the "Credit Facility") with KeyBank National Association, as Administrative Agent, and Fleet Bank, N.A. as Syndication Agent, and the 12 lenders signatory thereto, which matures on March 28, 2000 and bears annual fees of 20 to 37.5 basis points. The Credit Facility provides for interest on outstanding borrowings at either LIBOR plus a margin of 75 to 150 basis points or a base rate, plus in certain circumstances, a margin of 50 basis points. The margins on LIBOR or prime rate borrowings and the annual fees are dependent upon various conditions, including the Company's debt rating and the level of borrowings outstanding. At December 31, 1997, the Company was able to borrow at either LIBOR plus 112.5 basis points or the base rate.

     The Credit Facility contains customary affirmative and restrictive covenants that, among other things, limit the Company and its subsidiaries with respect to indebtedness, liabilities, liens, dividends, loans, investments, purchases and fundamental changes to the corporate structure or line of business. The Company also covenants to maintain a minimum tangible net worth of $300 mil-
lion, an interest coverage ratio not less than 200% and a leverage ratio not more than 1.10, all as defined in the Credit Facility.

     The Credit Facility contains customary events of default, including, among other things, and subject to applicable grace periods, other indebtedness payment defaults, material misrepresentations, covenant defaults, certain bankruptcy events and judgment defaults.

SENIOR NOTES PAYABLE

     In April 1997, the Company completed the sale of $80 million of Senior Unsecured Notes. The Company priced $20 million of notes due 2000, $20 million of notes due 2002 and $40 million of notes due 2004. The notes have a weighted average interest rate of 7.91%.

     In April 1993, the Company sold $52 million of Senior Notes in a private placement. The Company priced $22 million of notes due 1998, $15 million of notes due 2000 and $15 million of notes due 2003. The notes have a weighted average interest rate of 7.63%. Similarly, in April 1996, the Company sold $30 million of Senior Notes in a private placement. The Company priced $10 million of notes due 2001 and $20 million of notes due 2003. The notes have a weighted average interest rate of 7.18%. As provided under the terms of the amended note purchase agreements, with respect to all of the Senior Notes, the interest rates were increased by ten basis points each effective March 28, 1997, concurrent with the release of all of the collateral securing the Senior Notes and the assignment of a "BBB-" rating by Duff & Phelps to the Company's existing Senior Notes and senior unsecured note offerings under the Company's shelf registration. In the event that such debt obligations are subsequently upgraded to a "BBB" rating by Duff & Phelps, the interest rates on the Senior Notes will automatically readjust to the original interest rates. Interest is payable semi-annually in arrears.

                                    TAXATION

     The following summary of certain federal income tax considerations applicable to the Company is based on current law, is for general information only, and is not tax advice. The tax treatment of a holder of any Notes depends upon the terms of the Notes, as well as such holder's particular situation, and this discussion does not attempt to address any aspects of federal income taxation relating to holders of Notes.

     EACH INVESTOR IS ADVISED TO CONSULT SUCH INVESTOR'S OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND SALE OF THE NOTES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

     Since its inception, the Company has elected to be taxed as a real estate investment trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). The Company believes that it was organized and has operated in such a manner as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner, but no assurance can be given that it will operate in a manner so as to qualify or remain qualified.

     If the Company meets the requirements to be taxed as a REIT, it will not generally be subject to federal income tax on taxable income and gains that are currently distributed to its shareholders. Any undistributed taxable income or gain, however, will be taxed to the Company at regular corporate rates. In addition, the Company may be subject to special taxes on net income derived from certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business by the Company and on certain income derived from foreclosure properties.

     As long as the Company qualifies for taxation as a REIT, distributions out of current or accumulated earnings and profits will be taxable to the shareholders as ordinary income, except that distributions of net capital gains designated by the Company as capital gain dividends will be taxed as long-term capital gains. Beginning in 1998 any net capital gains retained by the Company will be taxable to the shareholders as if the Company distributed those gains and the shareholders will receive a tax credit for a proportionate amount of tax paid by the Company. None of the distributions from the Company will qualify for the dividends received deduction generally available to corporations.

     If the Company were to fail to qualify as a REIT for any taxable year, and certain relief provisions did not apply, the Company would be subject to federal income tax (including the alternative minimum tax) on its taxable income at regular corporate rates and it would not receive a deduction for dividends paid to its shareholders. Distributions to shareholders would then be eligible, subject to certain limitations, for the corporate dividends received deduction, but there can be no assurance that any such distributions would be made. Failure to qualify as a REIT could result in a material adverse effect upon holders of the Notes and the Company significantly reducing its distributions and incurring substantial indebtedness or liquidating substantial investments in order to pay the resulting taxes.

     The preceding is only a summary of the complex federal income tax rules governing the taxation of the Company and its shareholders. Moreover, in order to qualify to be taxed as a REIT, the Company must elect to be taxed as a REIT and satisfy a variety of complex tests relating to its share ownership, income, assets and distributions. A summary of these tests and a more detailed discussion of the federal income taxation of the Company and its shareholders is provided in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, BT Alex. Brown Incorporated, NationsBanc Montgomery Securities LLC and Salomon Brothers Inc (the "Underwriters") have severally agreed to purchase from the Company the principal amount of the Notes set forth opposite its name below:

                                                              PRINCIPAL AMOUNT
                                                                  OF NOTES
                        UNDERWRITER                               --------
BT Alex. Brown Incorporated.................................    $
NationsBanc Montgomery Securities LLC.......................
Salomon Brothers Inc........................................
                                                                ------------
          Total                                                 $100,000,000
                                                                ============

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all of the Notes offered hereby if any of such Notes are purchased.

     The Company has been advised that the Underwriters propose to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a
concession not in excess of     % of the principal amount of the Notes. The
Underwriters may allow, and such dealers may reallow, a concession not in excess
of     % of the principal amount of the Notes to certain other dealers. After the initial offering of the Notes, the offering price and other selling terms may, from time to time, be varied by the Underwriters.

     The Company does not intend to apply for listing of the Notes on a national securities exchange, but has been advised by the Underwriters that they intend to make a market in the Notes. The Underwriters are not obligated, however, to make a market in the Notes and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of, or trading markets for, the Notes.

     The Underwriters may engage in stabilizing and syndicate covering transactions in accordance with Rule 104 of Regulation M promulgated under the Exchange Act. Rule 104 permits stabilizing bids to purchase the underlying security so long as bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of Notes in the open market after the distribution has been completed in order to cover syndicate short positions. The Underwriters may also overallot the offering, creating a syndicate short position, and may bid for and purchase Notes in the open market to cover the syndicate short position. Stabilizing and syndicate covering transactions may cause the prices of the Notes to be higher than they otherwise would be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

     NationsBank, N.A. may, from time to time, extend credit to or participate in credit facilities for the Company. NationsBank, N.A. is an affiliate of NationsBanc Montgomery Securities LLC. BT Alex. Brown Incorporated is a participant in a joint venture to invest in health care facilities in the United Kingdom and continental Europe in which the Company is also a participant. See "Recent Developments."

     The Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

     The validity of the Notes offered hereby and certain other legal matters will be passed upon for the Company by Shumaker, Loop & Kendrick, LLP, Toledo, Ohio. Calfee, Halter & Griswold LLP, Cleveland, Ohio will pass upon certain legal matters for the Underwriters.

PROSPECTUS
-------------------

                             HEALTH CARE REIT, INC.

                                DEBT SECURITIES
                                PREFERRED STOCK
                                  COMMON STOCK
                                    WARRANTS
                               ------------------

     Health Care REIT, Inc. (the "Company") intends to issue from time to time, in one or more series, its (i) unsecured and senior or subordinated debt securities ("Debt Securities"); (ii) shares or fractional shares of preferred stock, $1.00 par value ("Preferred Stock"); (iii) shares of common stock, $1.00 par value ("Common Stock"); and (iv) warrants ("Warrants") to purchase Debt Securities, Preferred Stock or Common Stock ("Warrants"). The Debt Securities, the Preferred Stock, the Common Stock and the Warrants offered hereby (collectively, the "Offered Securities") may be offered, separately or as units with other offered securities, in separate series and amounts at prices and on terms to be determined at the time of sale and to be set forth in a supplement to this Prospectus (a "Prospectus Supplement"), at an aggregate initial public offering price not to exceed $500,000,000, on terms to be determined at the time of sale.

     The specific terms of the Offered Securities will be set forth in the applicable Prospectus Supplement and will include, where applicable, (i) in the case of Debt Securities, the specific designation, aggregate principal amount, denomination, maturity, priority, interest rate, time of interest, terms of redemption at the option of the Company or repayment at the option of the holder or for sinking fund payments, terms for conversion into or exchange for other Offered Securities and the initial public offering price; (ii) in the case of Preferred Stock, the series designation, the number of shares, the dividend, liquidation, redemption, conversion, voting and other rights and the initial public offering price; (iii) in the case of Common Stock, the specific number of shares and the initial public offering price; (iv) in the case of Warrants, the number and terms thereof, the designation and the number of Offered Securities issuable upon their exercise, the exercise price, any listing of the Warrants or the underlying Offered Securities on a securities exchange and any other terms in connection with the offering, sale and exercise; and, (v) in the case of all Offered Securities, whether such Offered Securities will be offered separately or as a unit with other Offered Securities. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Offered Securities, in each case as may be appropriate to preserve the status of the Company as a qualified real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"). The applicable Prospectus Supplement will contain information, where applicable, concerning certain United States Federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities.

     The Offered Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any designated agents or underwriters are involved in the sale of the Offered Securities, they will be identified and their compensation will be described in the applicable Prospectus Supplement. See "Plan of Distribution." Also, the net proceeds to the Company from such sale will be set forth in the Prospectus Supplement. No Offered Securities may be sold without the delivery of the applicable Prospectus Supplement describing such Offered Securities and the method and terms of the offering thereof.

     The shares of Common Stock of the Company are listed on the New York Stock Exchange under the symbol "HCN." On January 6, 1998, the reported last sale price of the shares of Common Stock on the New York Stock Exchange was $28 1/4 per share.
                               ------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSIONER NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                               ------------------
THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE
    MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

     "This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement."
                               ------------------
                 THE DATE OF THIS PROSPECTUS IS JANUARY 7, 1998

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information filed by the Company with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, DC 20549, and at the SEC's regional offices at 7 World Trade Center, 13th Floor, NY, NY 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, DC, 20549 upon payment of the prescribed fees, or at the Web site maintained by the SEC (http://www.sec.gov), that contains reports, proxy statements and other information regarding firms (including the Company) that file electronically with the Commission. In addition, such materials may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, NY, NY 10005.

     This Prospectus is part of a Registration Statement on Form S-3 (together with all amendments and all exhibits, the "Registration Statement"), filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules of the Commission. For further information, reference is made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference:

     1. Annual Report on Form 10-K for the year ended December 31, 1996.

     2. Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997.

     3. Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1997.

     4. Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997.

     5. Current Reports on Form 8-K filed with the Commission on March 6, 1997, April 8, 1997 April 21, 1997 and October 24, 1997.

     6. All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated herein by reference and to be a part of this Prospectus from the date of filing of each such document.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, and any accompanying Prospectus Supplement relating to a specific offering of Offered Securities or in any other subsequently filed document, as the case may be, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement. The Company will provide on request and without charge to each person to whom this Prospectus is delivered, upon the oral or written request of such person, a copy (without exhibits) of any or all documents incorporated by reference to this Prospectus. Requests for such copies should be directed to Erin C. Ibele, Vice President and Corporate Secretary, Health Care REIT, Inc., One SeaGate, Suite 1500, Toledo, Ohio 43604, telephone number (419) 247-2800.

                                  THE COMPANY

     Health Care REIT, Inc. (the "Company") is a self-administered real estate investment trust ("REIT") that invests in health care facilities, primarily nursing homes, assisted living facilities and retirement centers. As of September 30, 1997, nursing homes, assisted living facilities and retirement centers comprised approximately 84% of the investment portfolio. Founded in 1970, the Company was the first real estate investment trust to invest exclusively in health care facilities.

     The Company's objective is to enable stockholders to participate in health care investments that produce income and preserve principal. Since its inception, the Company has paid 105 consecutive quarterly dividends.

     The shares of the common stock of the Company are listed on the New York Stock Exchange under the symbol "HCN." The Company's executive offices are located at One SeaGate, Suite 1500, Toledo, Ohio, 43604, and the telephone number is (419) 247-2800.

                                USE OF PROCEEDS

     Unless otherwise set forth in the applicable Prospectus Supplement, the net proceeds from the sale of the Offered Securities will be used to finance, either directly or indirectly, the Company's investments in health care facilities and will allow the Company to pursue additional health care property investments and complete unfunded commitments.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges of the Company for the periods indicated. For purposes of calculating such ratio, "earnings" includes net income plus fixed charges reduced by the amount of interest capitalized. "Fixed charges" consists of interest whether expensed or capitalized and the amortization of loan expenses. The Company did not have any Preferred Stock outstanding for any period presented. Accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is identical to the ratio of earnings to fixed charges for the periods presented.

                                       NINE MONTHS ENDED       YEAR ENDED DECEMBER 31,
                                         SEPTEMBER 30,     --------------------------------
                                             1997          1996   1995   1994   1993   1992
                                       -----------------   ----   ----   ----   ----   ----
Consolidated ratio of earnings to
  fixed charges (unaudited)..........        3.39          2.93   2.01   3.42   2.80   2.97

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

     The Debt Securities may be issued in one or more series under an Indenture to be executed by the Company and a trustee (the "Trustee"), a form of which is included as an exhibit to the Registration Statement of which this Prospectus is a part (the "Indenture"). The terms of the Debt Securities may include those stated in the Indenture and those made a part of the Indenture (before any supplements) by reference to the Trust Indenture Act of 1939, as amended (the "TIA").

     The following is a summary of certain provisions of the Indenture and does not purport to be complete and is qualified in its entirety by reference to the detailed provisions of the Indenture, including the definitions of certain terms therein to which reference is hereby made for a complete statement of such provisions. Wherever particular provisions or sections of the Indenture or terms defined therein are referred to herein, such provisions or definitions are incorporated herein by reference.

TERMS

     The Debt Securities will be direct, unsecured obligations of the Company.

     The Indenture provides that the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of the Company or as established in one or more indentures supplemental to such Indenture. Debt Securities may be issued with terms different from those of Debt Securities previously issued. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the Holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series.

     The Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under the Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee and, except as otherwise indicated herein, any action described herein to be taken by the Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the applicable Indenture.

     The Prospectus Supplement will describe certain terms of any Debt Securities offered hereby, including:

          (1) the title of such Debt Securities;

          (2) the aggregate principal amount of such Debt Securities and any limit on such principal amount;

          (3) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities that is convertible into Capital Stock of the Company or the method by which any such portion will be determined;

          (4) if convertible, in connection with the preservation of the Company's status as a REIT, any applicable limitations on the ownership or transferability of the Capital Stock of the Company into which such Debt Securities are convertible;

          (5) the date or dates, or the method by which such date or dates will be determined, on which the principal of such Debt Securities will be payable and the amount of principal payable thereon;

          (6) the rate or rates (which may be fixed or variable) at which such Debt Securities will bear interest, if any, or the method by which such rate or rates will be determined, the date or dates from which such interest will accrue or the method by which such date or dates will be determined, the Interest Payment Dates on which any such interest will be payable and the Regular Record Dates for such Interest Payment Dates, or the method by which such Dates will be determined, and the basis upon which interest will be calculated if other than that of a 360-day year consisting of twelve 30-day months;

          (7) the place or places where the principal of (and premium or Make-Whole Amount as defined in the Indenture, if any), interest, if any, and Additional Amounts, if any, payable in respect of, such Debt Securities will be payable, where such Debt Securities may be surrendered for registration of, transfer or exchange and where notices or demands to or upon the Company in respect of such Debt Securities and the applicable Indenture may be served;

          (8) the period or periods within which, the price or prices (including premium or Make-Whole Amount, if any) at which, the currency or currencies, currency unit or units or composite currency or currencies in which and other terms and conditions upon which such Debt Securities may be redeemed in whole or in part, at the option of the Company, if the Company is to have the option;

          (9) the obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which or the date or dates on which, the price or prices at which, the currency or currencies, currency unit or units or composite currency or currencies in which, and other terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

          (10) whether such Debt Securities will be in registered or bearer form and terms and conditions relating thereto, and, if other than $1,000 and any integral multiple thereof, the denominations in which any registered Debt Securities will be issuable and, if other than $1,000 the denomination or denominations in which any bearer Debt Securities will be issuable;

          (11) if other than United States dollars, the currency or currencies in which such Debt Securities will be denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies;

          (12) whether the amount of payments of principal (and premium or Make-Whole Amount, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may be based, without limitation, on one or more currencies, currency units, composite currencies, commodities, equity indices or other indices), and the manner in which such amounts will be determined;

          (13) whether the principal of (and premium or Make-Whole Amount, if any) or interest or Additional Amounts, if any, on such Debt Securities are to be payable, at the election of the Company or a Holder thereof, in a currency or currencies, currency unit or units or composite currency or currencies other than that in which such Debt Securities are denominated or stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made, and the time and manner of, and identity of the exchange rate agent with responsibility for, determining the exchange rate between the currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are denominated or stated to be payable and the currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are to be so payable;

          (14) provisions, if any, granting special rights to the Holders of such Debt Securities upon the occurrence of such events as may be specified;

          (15) any deletions from, modifications of or additions to the Events of Default or covenants of the Company with respect to such Debt Securities, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth in the applicable Indenture;

          (16) whether such Debt Securities will be issued in certificated or book-entry form;

          (17) the applicability, if any, of the defeasance provisions of the applicable Indenture;

          (18) whether and under what circumstances the Company will pay Additional Amounts as contemplated in the applicable Indenture on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities rather than pay such Additional Amounts (and the terms of any such option); and

          (19) any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture.

     The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). Special United States federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

CONVERSION RIGHTS

     (1) The terms, if any, on which Debt Securities of any series may be converted into shares of Common Stock or Debt Securities of another series will be set forth in the Prospectus Supplement relating thereto. To protect the Company's status as a REIT, the holders of Debt Securities of any series ("Holders") may not convert any Debt Security, and such Debt Security shall not be convertible by any Holder, if as a result of such conversion any person would then be deemed to beneficially own, directly or indirectly, 9.8% or more of the then outstanding shares of Common Stock.

     (2) The conversion price will be subject to adjustment under certain conditions, including (a) the payment of dividends (and other distributions) in shares of Common Stock; (b) subdivisions, combinations and reclassifications of shares of Common Stock; (c) the issuance to all or substantially all holders of shares of Common Stock of rights or warrants entitling them to subscribe for or purchase shares of Common Stock at a price per share (or having a conversion price per share of Common Stock) less than the then current market price; and
(iv) distributions to all or substantially all holders of shares of Common Stock or shares of any other class, of evidences of indebtedness or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above and dividends and distributions not prohibited under the terms of the Indenture) of the Company, subject to the limitation that all adjustments by reason of any of the foregoing would not be made until they result in a cumulative change in the conversion price of at least 1%. In the event the Company shall effect any capital reorganization or reclassification of its shares of Common Stock or shall consolidate or merge with or into any trust or corporation (other than a consolidation or merger in which the Company is the surviving entity) or shall sell or transfer substantially all its assets to any other trust or corporation, the Holders shall, if entitled to convert such Debt Securities at any time after such transaction, receive upon conversion thereof, in lieu of each share of Common Stock into which the Debt Securities of such series would have been convertible prior to such transaction, the same kind and amount of stock and other securities, cash or property as shall have been issuable or distributable in connection with such transaction with respect to each share of Common Stock.

     (3) A conversion price adjustment made according to the provisions of the Debt Securities of any series (or the absence of provision for such an adjustment) might result in a constructive distribution to the Holders of Debt Securities of such series or holders of shares of Common Stock that would be subject to taxation as a dividend. The Company may, at its option, make such reductions in the conversion price, in addition to those set forth above, as the Board of Directors of the Company deems advisable to avoid or diminish any income tax to holders of shares of Common Stock resulting from any dividend or distribution of shares of Common Stock (or rights to acquire shares of Common Stock) or from any event treated as such for income tax purposes or for any other reason. The Board of Directors will also have the power to resolve any ambiguity or correct any error in the provisions relating to the adjustment of the conversion price of the Debt Securities of such series and its actions in so doing shall be final and conclusive.

     (4) Fractional shares of Common Stock will not be issued upon conversion, but, in lieu thereof, the Company will pay a cash adjustment based upon market price.

     (5) The Holders of Debt Securities of any series at the close of business on an interest payment record date shall be entitled to receive the interest payable on such Debt Securities on the corresponding interest payment date notwithstanding the conversion thereof. However, Debt Securities surrendered for conversion during the period from the close of business on any record date for the payment of interest to the opening of business on the corresponding interest payment date must be accompanied by payment of an amount equal to the interest payable on such interest payment date. Holders of Debt Securities of any series who convert Debt Securities of such series on an interest payment date will receive the interest payable by the Company on such date and need not include payment in the amount of such interest upon surrender of such Debt Securities for conversion.

CERTAIN COVENANTS

  Merger, Consolidation or Sale

     The Company may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided that (a) either the Company shall be the continuing entity, or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets is a Person organized and existing under the laws of the United States or any State thereof and shall expressly assume payment of the principal of (and premium or Make-Whole Amount, if any) and interest on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in each Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company or any Subsidiary as a result thereof as having been incurred by the Company or such Subsidiary at the time of such transaction, no Event of Default under an Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an Officers' Certificate and legal opinion covering such conditions shall be delivered to the Trustee.

  Optional Redemption

     The Debt Securities of any series that are convertible into shares of Common Stock will be subject to redemption, in whole or from time to time in part, at any time for certain reasons intended to protect the Company's status as a REIT at the option of the Company on at least 30 days' prior notice by mail at a redemption price equal to 100% of the principal amount, plus interest accrued to the date of redemption. See DESCRIPTION OF CAPITAL
STOCK -- "Redemption and Restrictions on Transfer."

  Additional Covenants

     Any additional covenants of the Company with respect to a series of the Debt Securities will be set forth in the Prospectus Supplement relative thereto.

MODIFICATION OF THE INDENTURES

     Modifications and amendments of the Indenture may be made with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities issued under such Indenture that are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each such Debt Security affected thereby, (a) change the Stated Maturity of the principal of (or premium or Make-Whole Amount, if any), or any installment of principal of or interest or Additional Amounts payable on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium or Make-Whole Amount payable on redemption of, or any Additional Amounts payable with respect to, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security or Make-Whole Amount, if any, that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the Holder of any such Debt Security; (c) change the Place of Payment, or the coin or currency, for payment of principal of (and premium or Make-Whole Amount, if any), or interest on, or any Additional Amounts payable with respect to, any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security;
(e) reduce the percentage of Outstanding Debt Securities of any series necessary to modify or amend the applicable Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holder of such Debt Security.

     The Holders of not less than a majority in principal amount of Outstanding Debt Securities issued under the Indenture have the right to waive compliance by the Company with certain covenants in the Indenture.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     The Indenture provides that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (a) default for 30 days in the payment of any installment of interest or Additional Amounts payable on any Debt Security of such series; (b) default in the payment of the principal of (or premium or Make-Whole Amount, if any, on) any Debt Security of such series at its Maturity; (c) default in making any sinking fund payment as required for any Debt Security of such series; (d) default in the performance of any other covenant of the Company contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for 60 days after written notice as provided in the Indenture; (e) default under any bond, debenture, note, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company (or by any Subsidiary, the repayment of which the Company has guaranteed or for which the Company is directly responsible or liable as obligor or guarantor) having an aggregate principal amount outstanding of at least $10,000,000, whether such indebtedness now exists or shall hereafter be created, which default shall have resulted in such indebtedness being declared due and payable prior to the date on which it would otherwise have become due and payable, without such acceleration having been rescinded or annulled within 10 days after written notice as provided in the Indenture; (f) the entry by a court of competent jurisdiction of one or more judgments, orders or decrees against the Company or any Subsidiary in an aggregate amount (excluding amounts fully covered by insurance) in excess of $10,000,000 and such judgments, orders or decrees remain undischarged, unstayed and unsatisfied in an aggregate amount (excluding amounts fully covered by insurance) in excess of $10,000,000 for a period of 30 consecutive days; (g) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary or for all or substantially all of either of its property; and (h) any other Event of Default provided with respect to such series of Debt Securities. The term "Significant Subsidiary" means each significant subsidiary as defined in Regulation S-X promulgated under the Securities Act of the Company.

     If an event of Default under the Indenture with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the Trustees or Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms thereof) of, and premium or Make-Whole Amount, if any, on, all of the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company and to the Trustee if given by the Holders. However, at any time after such declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) may rescind and annul such declaration and its consequences if (a) the Company shall have deposited with the Trustee all required payments of the principal of (and premium or Make-Whole Amount, if any) and interest, and any Additional Amounts, on the Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the Trustee and (b) all Events of Default, other than the nonpayment of accelerated principal (or specified portion thereof and the premium or Make-Whole Amount, if any) or interest, with respect to the Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may
be) have been cured or waived as provided in the Indenture. The Indenture also provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default
(i) in the payment of the principal of (or premium or Make-Whole Amount, if any) or interest or Additional Amounts payable on any Debt Security of such series or
(ii) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected thereby.

     A Trustee is required to give notice to the Holders of Debt Securities within 90 days of a default under the applicable Indenture; provided, however, that a Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium or Make-Whole Amount, if any) or interest or Additional Amounts payable on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if the Responsible Officers of such Trustee consider such withholding to be in the interest of such Holders.

     The Indenture provides that no Holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to such Indenture or for any remedy thereunder, except in the case of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series, as well as an offer of reasonable indemnity. This provision will not prevent, however, any Holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium or Make-Whole Amount, if any), interest on and Additional Amounts payable with respect to, such Debt Securities at the respective due dates thereof.

BOOK-ENTRY SYSTEM

     The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities ("Global Securities") that will be deposited with, or on behalf of a depository (the "Depository") identified in the Prospectus Supplement relating to such series. Global Securities may be issued in fully registered form and may be issued in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depository for such Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any nominee of such Depository to a successor Depository or any nominee of such successor.

     The specific terms of the depository arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. The Company expects that unless otherwise indicated in the applicable Prospectus Supplement, the following provisions will apply to depository arrangements.

     Upon the issuance of a Global Security, the Depository for such Global Security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depository ("Participants"). Such accounts shall be designated by the underwriters, dealers or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered directly by the Company. Ownership of beneficial interests in such Global Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository for such Global Security or its nominee (with respect to beneficial interests of Participants) and records of Participants (with respect to beneficial interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a Global Security.

     So long as the Depository for a Global Security or its nominee is the registered owner of such Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the applicable Indenture. Except as described below or in the applicable Prospectus Supplement, owners of beneficial interest in a Global Security will not be entitled to have any of the individual Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities in definitive form and will not be considered the owners or holders thereof under the applicable Indenture.

     Payments of principal of, any premium or Make-Whole Amount and any interest on, or any Additional Amounts payable with respect to, individual Debt Securities represented by a Global Security registered in the name of a Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner of the Global Security. None of the Company, the Trustee, any Paying Agent or the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depository for any Debt Securities or its nominee, upon receipt of any payment of principal, premium, Make-Whole Amount, interest or Additional Amounts in respect of the Global Security representing such Debt Securities will immediately credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depository or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in street name. Such payments will be the responsibility of such Participants.

     If a Depository for any Debt Securities is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue individual Debt Securities in exchange for the Global Security representing such Debt Securities. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine not to have any of such Debt Securities represented by one or more Global Securities and in such event will issue individual Debt Securities in exchange for the Global Security or Securities representing such Debt Securities. Individual Debt Securities so issued will be issued in denominations of $1,000 and integral multiples thereof.

GOVERNING LAW

     The Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of Ohio.

                            DESCRIPTION OF WARRANTS

     The Company may issue, together with any other series of Securities offered or separately, Warrants entitling the holder to purchase from or sell to the Company, or to receive from the Company the cash value of the right to purchase or sell, Debt Securities, shares of Preferred Stock or Common Stock. The Warrants are to be issued under a Warrant Agreement (each a "Warrant Agreement") to be entered into between the Company and a bank or trust company, as warrant agent (the "Warrant Agent"), all as set forth in the applicable Prospectus Supplement relating to the particular issue of Warrants. Copies of the form of Warrant Agreement, including the form of Warrant Certificate representing the Warrants (the "Warrant Certificates"), are filed as exhibits to the Registration Statement of which this Prospectus forms a part.

     In the case of each series of Warrants, the applicable Prospectus Supplement will describe the terms of the Warrants being offered thereby, including the following, if applicable: (a) the offering price; (b) the currencies in which such Warrants are being offered; (c) the number of Warrants offered; (d) the securities underlying the Warrants; (e) the exercise price, the procedures for exercise of the Warrants and the circumstances, if any, that will cause the Warrants to be deemed to be automatically exercised; (f) the date on which the right to exercise the Warrants shall commence and the date on which such right shall expire; (g) U.S. federal income tax consequences; and (h) other terms of the Warrants.

     Warrants may be exercised at the appropriate office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement. Prior to the exercise of Warrants entitling the holder to purchase any securities, holders of such Warrants will not have any of the rights of holders of the securities purchasable upon such exercise and will not be entitled to payments made to holders of such securities.

     The Warrant Agreements may be amended or supplemented without the consent of the holders of the Warrants issued thereunder to effect changes that are not inconsistent with the provisions of the Warrants and that do not adversely affect the interests of the holders of the Warrants.

                          DESCRIPTION OF COMMON STOCK
                              AND PREFERRED STOCK

GENERAL

     The Company is authorized to issue 40,000,000 shares of Common Stock, $1.00 par value per share. The Company had outstanding 24,124,633 shares of common stock, $1.00 par value per share (the "Common Stock"), on October 31, 1997. The shares constitute the only class of outstanding voting securities of the Company.

     The Company is authorized to issue 10,000,000 shares of Preferred Stock, $1.00 par value per share. No shares of Preferred Stock (the "Preferred Stock") were outstanding on October 31, 1997. The Company has authorized the issuance of 13,000 shares of Junior Participating Stock, Series A ("Series A Preferred Stock") which is discussed below.

     The following statements with respect to the capital stock of the Company are subject to detailed provisions of the Company's Certificate of Incorporation, as amended (the "Certificate"), and the Company's By-Laws (the "By-Laws") as currently in effect. These statements do not purport to be complete, or to give full effect of the terms of the provisions of statutory or common law, and are subject to, and are qualified in their entirety by reference to, the terms of the Certificate and By-Laws which are filed as exhibits to the registration statement.

SERIES A PREFERRED STOCK

     On July 19, 1994, the Board of Directors of the Company authorized the issuance of one preferred share purchase right (a "Right") for each outstanding share of Common Stock. Under certain conditions, each Right may be exercised to purchase one one-thousandth of a share of Junior Participation Preferred Stock, Series A, par value $1.00 per share ("Series A Preferred Stock"), of the Company at a price of $48. The number of Rights outstanding and Series A Preferred Stock issuable upon exercise, as well as the Series A Preferred Stock purchase price, are subject to customary antidilution adjustments.

     The Rights are evidenced by the certificates for shares of Common Stock, and in general are not transferable apart from the Common Stock or exercisable until after a party has acquired beneficial ownership of, or made a tender offer for 15% or more of the outstanding Common Stock of the Company (an "Acquiring Person"), or the occurrence of other events as specified in a Rights Agreement between the Company and Chemical Mellon Bank, as Rights Agent. Under certain conditions as specified in the Rights Agreement, including but not limited to, the acquisition by a party of 15% or more of the outstanding Common Stock of the Company, or the acquisition of the Company in a merger or other business combination, each holder of a Right (other than an Acquiring Person, whose Rights will be void) will receive upon exercise thereof and payment of the exercise price that number of shares of Common Stock of the Company, or of the other party, as applicable, having a market value of two times the exercise price of the Right.

     The Rights expire on August 5, 2004, and until exercised, the holder thereof, as such, will have no rights as a stockholder of the Company. At the Company's option, the Rights may be redeemed in whole at a price of $.01 per Right at any time prior to becoming exercisable. In general, the Company may also exchange the Rights at a ratio of one share of Common Stock per Right after becoming exercisable but prior to the acquisition of 50% or more of the outstanding shares of Common Stock by any party.

     Series A Preferred Stock issuable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred Stock will have 1,000 votes and will be entitled to (a) a minimum preferential quarterly dividend payment equal to the greater of $25.00 per share or 1,000 times the amount of the dividends per share paid on the Common Stock, (b) a liquidation preference in an amount equal to the greater of $100 or 1,000 times the amount per share paid on the Common Stock, and (c) a payment in connection with a business combination (in which shares of Common Stock are exchanged) equal to 1,000 times the amount per share paid on the Common Stock.

COMMON STOCK

     Holders of the shares of Common Stock are entitled to receive dividends when declared by the Board of Directors and after payment of, or provision for, full cumulative dividends on and any required redemptions of shares of Preferred Stock then outstanding. Holders of the shares of Common Stock have one vote per share and noncumulative voting rights, which means that holders of more than 50% of the shares of voting Common Stock can elect all the directors if they choose to do so, and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of any voluntary or involuntary liquidation or dissolution of the Company, holders of the shares of Common Stock are to share ratably in the distributable assets of the Company remaining after the satisfaction of the prior preferential rights of the holders of the shares of Preferred Stock and the satisfaction of all debts and liabilities of the Company. Holders of the shares of Common Stock do not have preemptive rights. The transfer agent for the Common Stock is Chemical Bank.

PREFERRED STOCK

     The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which a Prospectus Supplement may relate. Specific terms of any series of Preferred Stock offered by a Prospectus Supplement will be described in that Prospectus Supplement. The description set forth below is subject to and qualified in its entirety by reference to the Certificate fixing the preferences, limitations and relative rights of a particular series of Preferred Stock.

  General

     Under the Certificate, the Board of Directors of the Company is authorized, without further stockholder action, to provide for the issuance of up to 10,000,000 shares of Preferred Stock, in one or more series, with such voting powers and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as the Board of Directors shall approve.

     The Preferred Stock will have the dividend, liquidation, redemption, conversion and voting rights set forth below unless otherwise provided in the Prospectus Supplement relating to a particular series of Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of Preferred Stock offered thereby for specific terms, including: (a) the title and liquidation preference per share of such Preferred Stock and the number of shares offered; (b) the price at which such series will be issued; (c) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to accumulate; (d) any redemption or sinking fund provisions of such series; (e) any conversion provisions of such series; and (f) any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of such series.

     The Preferred Stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the Prospectus Supplement relating to a particular series of Preferred Stock, each series will rank on a parity as to dividends and distributions in the event of a liquidation with each other series of Preferred Stock and, in all cases, will be senior to the shares of Common Stock.

  Dividend Rights

     Holders of the shares of Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors, out of assets of the Company legally available therefor, cash dividends at such rates and on such dates as are set forth in the Prospectus Supplement relating to such series of Preferred Stock. Such rate may be fixed or variable or both and may be cumulative, noncumulative or partially cumulative.

     If the applicable Prospectus Supplement so provides, as long as any shares of Preferred Stock are outstanding, no dividends will be declared or paid or any distributions be made on the Common Stock, other than a dividend payable in shares of Common Stock, unless the accrued dividends on each series of Preferred Stock have been fully paid or declared and set apart for payment and the Company shall have set apart all amounts, if any, required to be set apart for all sinking funds, if any, for each series of Preferred Stock.

     If the applicable Prospectus Supplement so provides, when dividends are not paid in full upon any series of Preferred Stock and any other series of Preferred Stock ranking on a parity as to dividends with such series of Preferred Stock, all dividends declared upon such series of Preferred Stock and any other series of Preferred Stock ranking on a parity as to dividends will be declared pro rata so that the amount of dividends declared per share on such series of Preferred Stock and such other series will in all cases bear to each other the same ratio that accrued in dividends per share on such series of Preferred Stock and such other series bear to each other.

     Each series of Preferred Stock will be entitled to dividends as described in the Prospectus Supplement relating to such series, which may be based upon one or more methods of determination. Different series of Preferred Stock may be entitled to dividends at different dividend rates or based upon different methods of determination. Except as provided in the applicable Prospectus Supplement, no series of Preferred Stock will be entitled to participate generally in the earnings or assets of the Company.

  Rights Upon Liquidation

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to stockholders the amount stated or determined on the basis set forth in the Prospectus Supplement relating to such series, which may include accrued dividends, if such liquidation, dissolution or winding up is involuntary or may equal the current redemption price per share (otherwise than for the sinking fund, if any, provided for such series) provided for such series set forth in such Prospectus Supplement, if such liquidation, dissolution or winding up is voluntary, and on such preferential basis as is set forth in such Prospectus Supplement. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to Preferred Stock of any series and any other shares of stock of the Company ranking as to any such distribution on a parity with such series of Preferred Stock are not paid in full, the holders of shares of Preferred Stock of such series and of such other shares will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled or on such other basis as is set forth in the applicable Prospectus Supplement. The rights, if any, of the holders of any series of Preferred Stock to participate in the assets of the Company remaining after the holders of other series of Preferred Stock have been paid their respective specified liquidation preferences upon any liquidation, dissolution or winding up the Company will be described in the Prospectus Supplement relating to such series.

  Redemption

     A series of Preferred Stock may be redeemable, in whole or in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund, in each case upon terms, at the times, the redemption prices and for the types of consideration set forth in the Prospectus Supplement relating to such series. The Prospectus Supplement relating to a series of Preferred Stock which is subject to mandatory redemption shall specify the number of shares of such series that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to any accrued and unpaid dividends thereon to the date of redemption.

     If, after giving notice of redemption to the holders of a series of Preferred Stock, the Company deposits with a designated bank funds sufficient to redeem such shares of Preferred Stock, then from and after such deposit, all shares called for redemption will no longer be outstanding for any purpose, other than the right to receive the redemption price and the right to convert such shares into other classes of capital stock of the Company. The redemption price will be stated in the Prospectus Supplement relating to a particular series of Preferred Stock.

     Except as indicated in the applicable Prospectus Supplement, the Preferred Stock is not subject to any mandatory redemption at the option of the holder.

  Sinking Fund

     The Prospectus Supplement for any series of Preferred Stock will state the terms, if any, of a sinking fund for the purchase or redemption of that series.

  Conversion Rights

     The Prospectus Supplement for any series of Preferred Stock will state the terms, if any, on which shares of that series are convertible into shares of Common Stock or another series of Preferred Stock. The Preferred Stock will have no preemptive rights.

  Voting Rights

     Except as indicated in the Prospectus Supplement relating to a particular series of Preferred Stock, or except as expressly required by Delaware law, a holder of Preferred Stock will not be entitled to vote. Except as indicated in the Prospectus Supplement relating to a particular series of Preferred Stock, in the event the Company issues full shares of any series of Preferred Stock, each such share will be entitled to one vote on matters on which holders of such series of Preferred Stock are entitled to vote.

     Under Delaware law, the affirmative vote of the holders of a majority of the outstanding shares of all series of Preferred Stock, voting as a separate voting group, will be required for (a) the authorization of any class of stock ranking prior to or on parity with shares of Preferred Stock or the increase in the number of authorized shares of any such stock, (b) any increase in the number of authorized shares of shares of Preferred Stock, and (c) certain amendments to the Articles that may be adverse to the rights of Preferred Stock outstanding.

  Transfer Agent and Registrar

     The transfer agent, registrar and dividend disbursement agent for a series of Preferred Stock will be selected by the Company and be described in the applicable Prospectus Supplement. The registrar for shares of Preferred Stock will send notices to stockholders of any meetings at which holders of the shares of Preferred Stock have the right to vote on any matter.

REDEMPTION AND RESTRICTIONS ON TRANSFER

     In order to preserve the Company's status as a REIT as defined in the Code, the Company can redeem or stop the transfer of its shares. The Company's Certificate of Incorporation provides that the Company is organized to qualify as a REIT. Because the Code provides that the concentration of more than 50% in value of the direct or indirect ownership of its shares in five or fewer individual stockholders during the last six months of any year would result in the disqualification of the Company as a REIT, the Company's Certificate of Incorporation provides that the Company has the power to treat any transfer or issuance resulting in the 9.8% to be exceeded as null and void and treat the stockholder as holding the securities on behalf of the Company.

REIT QUALIFICATION

     Generally, for each taxable year during which the Company qualifies as a real estate investment trust, it will not be taxed on the portion of its taxable income (including capital gains) that is distributed to stockholders. Any undistributed income or gains will be taxed to the Company at regular corporate tax rates. The Company will be subject to tax at the highest corporate rate on its net income from foreclosure property, regardless of the amount of its distributions. The highest corporate tax rate is currently 35%. Failure to qualify could result in the Company's incurring indebtedness and perhaps liquidating investments in order to pay the resulting taxes.

                              PLAN OF DISTRIBUTION

     The Company may sell Offered Securities to or through underwriters or may sell Offered Securities to investors directly or through designated agents. Any such underwriter or agent involved in the offer or sale of the Offered Securities will be named in the applicable Prospectus Supplement.

     Underwriters may offer and sell the Offered Securities at a fixed price or prices, which may be changed, or from time to time, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as agents to offer and sell the Offered Securities upon the terms and conditions set forth in the Prospectus Supplement. In connection with the sale of the Offered Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions (which may be changed from time to time) from the underwriters and or from the purchasers for whom they may act as agents.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Offered Securities and any discounts, concessions, or commissions allowed by the underwriters to participating dealers would be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Offered Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each contract will be for an amount not less than, and the principal amount of Offered Securities sold pursuant to Contracts shall not be less or more than the respective amount stated in such Prospectus Supplement. Institutions with which Contracts, when authorized, may be made with commercial and savings banks, insurance companies, pension funds, investment companies, education and charitable institutions and other institutions, but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (a) the purchase by an institution of the Offered Securities covered by its Contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject; and (b) the Company shall have sold to such underwriters the total principal amount of the Offered Securities less the principal amount thereof covered by Contracts. The commission indicated in the Prospectus Supplement will be paid to agents and underwriters soliciting purchases of Offered Securities pursuant to Contracts accepted by the Company. Agents and underwriters shall have no responsibility in respect to this delivery or performance of Contracts.

     Certain of the underwriters and their affiliates may be customers of, engaged in transaction with, and perform services for, the Company in the ordinary course of business.

                                 LEGAL OPINIONS

     The validity of the Offered Securities will be passed upon by Shumaker, Loop & Kendrick, LLP, Toledo, Ohio.

                                    EXPERTS

     The consolidated financial statements of Health Care REIT, Inc. appearing in Health Care REIT, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

======================================================
     No person has been authorized in connection with the offering made hereby to give any information or to make any representations, other than those contained herein and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus Supplement and the Prospectus do not constitute an offer to sell or the solicitation of an offer to buy any of these securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this Prospectus Supplement and the Prospectus at any time does not imply that the information in the Prospectus Supplement and the Prospectus is correct as of any time subsequent to its date.

                               ------------------

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
          PROSPECTUS SUPPLEMENT
Properties................................    S-2
The Offering..............................    S-3
The Company...............................    S-4
Recent Developments.......................    S-6
Use of Proceeds...........................    S-6
Price Range of Shares and Distribution
  History.................................    S-7
Capitalization............................    S-8
Selected Financial Information............    S-9
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................   S-10
Management................................   S-14
Description of the Notes..................   S-15
Description of Other Indebtedness.........   S-21
Taxation..................................   S-22
Underwriting..............................   S-24
Legal Matters.............................   S-24

     PROSPECTUS DATED JANUARY 7, 1998
Available Information.....................      2
Incorporation of Certain Documents by
  Reference...............................      2
The Company...............................      3
Use of Proceeds...........................      3
Ratio of Earnings to Fixed Charges........      3
Description of Debt Securities............      3
Description of Warrants...................     11
Description of Common Stock and Preferred
  Stock...................................     11
Plan of Distribution......................     15
Legal Opinions............................     16
Experts...................................     17

======================================================
======================================================

                                  $100,000,000

                                Health Care REIT
                                     [Logo]
                             % NOTES DUE MARCH    , 2008

                    ---------------------------------------

                             PROSPECTUS SUPPLEMENT
                    ---------------------------------------

                                 BT ALEX. BROWN

                             NATIONSBANC MONTGOMERY
                                 SECURITIES LLC

                              SALOMON SMITH BARNEY

                                 March   , 1998

======================================================